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                                                                    EXHIBIT A.1



The following is a list of all the subsidiaries of the Company:

Baan International B.V.
Baan Development B.V.
Baan Software B.V.
Baan Austria GmbH
Baan (Schweiz) AG
Baan Nederland B.V.
Baan Belgium N.V.
Baan France S.A.
Baan Nordic AB
Baan UK Ltd.
Baan Holding Central Europe GmbH
Baan South Africa (Proprietary) Limited
Baan U.S.A., Inc.
Baan Canada, Inc.
Baan Brasil Sistemas de Informatica Ltda.
Baan Argentina Ltda.
Baan Info Systems India Pvt. Ltd.
Baan Software India Pvt. Ltd.
Baan Japan Co., Ltd.
Baan (Malaysia) Sdn. Bhd.
Baan Education Asia Pacific (M) Sdn Bhd.
Baan Singapore Pte. Ltd.
Baan Asia Pacific Pte. Ltd.
Baan Korea Co. Ltd.
Baan Australia Pty. Ltd.
Baan Iberica I.S., S.A.
Baan Italia S.r.l.
Baan China Limited
Antalys, Inc.
Matrix Holding B.V.
Beologic A/S
CAPS Logistics, Inc.
CODA Plc.
Compact 3000 Ltd.